SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: September 16, 2015

List of materials

Documents attached hereto:

i) Press release Announcement: Announcing the Upcoming Release of a 4K Surgical Endoscopy System

Sony Olympus Medical Solutions Inc.
Sony Corporation
Olympus Corporation
NEWS RELEASE
September 16, 2015
Announcing the Upcoming Release of a 4K Surgical Endoscopy System

Tokyo, Japan – Sony Corporation, Olympus Corporation, and their medical joint venture – Sony Olympus Medical Solutions Inc. – are announcing that their jointly developed 4K surgical endoscopy system will be commercialized and made available for purchase in early October 2015. It will be sold by Olympus under the brand name “VISERA 4K UHD” and released in the Japanese and European markets. The three companies have been collaborating since 2013 on the development of this 4K surgical endoscopy system, which features cutting-edge 4K technology across its constituent elements, from the light source and the endoscope to the monitor. The companies believe that this makes VISERA 4K UHD a surgical endoscopy system unlike any before it.

Sony Olympus Medical Solutions, Sony, and Olympus will continue to combine their respective expert technologies and specialized knowledge in the realm of next-generation surgical endoscopes. By generating synergies in this way, the companies will strive to make greater contributions to the global medical field and spur its further development. This and other collaborations between Sony and Olympus – including those involving Sony Olympus Medical Solutions – will be branded with the logo below to reflect that they incorporate the superior technologies of both companies.

[ Logo: The logo will be available at http://www.sony.net/SonyInfo/News/Press/201509/15-0916E/ ]

The Respective Roles of the Three Companies in the Development Process

Sony Olympus Medical Solutions has brought together the core technologies and expertise of Sony (image sensors, image and signal processing, optical transmission, 4K imaging) and Olympus (medical products R&D, deep understanding of the needs of the medical community) and combined them to create a powerful technological base and image processing system for medical devices. Specifically, Sony Olympus Medical Solutions led R&D for the centerpiece products of the VISERA 4K UHD, including the “eye” of the endoscope – the 4K camera head – and the 4K camera control unit that manages the captured images.

Sony contributed its cutting-edge technology and expertise in 4K and digital imaging. For the 4K camera head, Sony provided its 4K Exmor R™ CMOS image sensor, image and signal processing technologies, and miniaturization technologies, which – taken together – make for very high image clarity and advanced functionality. Sony also led the development of the system’s 4K medical monitors and its 4K medical recorder*1. In addition, Sony’s 4K image transmission technologies made possible the nearly latent-free delivery of 4K visuals from the endoscope to the monitor.

Olympus, as a complete endoscope solution provider, has long engaged in the development and sale of various types of endoscopes meeting the needs of different surgical procedures. The new VISERA 4K UHD system benefits from Olympus’ advanced optics technologies, primarily in its ultra telescope, as well as its 4K xenon light source. Leveraging its expertise in the manufacture of medical equipment and in development technologies, Olympus Medical Systems Corporation, a subsidiary of Olympus, oversaw the entire design and production process for this new system, including its commercialization*2. Furthermore, VISERA 4K UHD will be sold through Olympus’ sales channels, as an offering in Olympus’ line of surgical endoscopy systems.

* The product announcement for this 4K surgical endoscopy system can be accessed at
http://www.olympus-global.com/en/news/2015a/nr1509164klaunche.jsp

*1:	The 4K medical video recorder is under development and currently slated for release in early 2016. (as of September 2015)
*2:
The system will be manufactured by Olympus Medical Systems Corporation; Olympus has undergone a strategic group reorganization in order to target a business expansion, resulting in the majority of Olympus Medical Systems Corporation’s functions being assumed by Olympus as of April 1, 2015.

End of Document